SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                      In the Matter of the Application of:

               FIRST TRUST/ABERDEEN GLOBAL OPPORTUNITY INCOME FUND
                     FIRST TRUST ENHANCED EQUITY INCOME FUND
            FIRST TRUST/FOUR CORNERS SENIOR FLOATING RATE INCOME FUND
          FIRST TRUST/FOUR CORNERS SENIOR FLOATING RATE INCOME FUND II
  MACQUARIE/FIRST TRUST GLOBAL INFRASTRUCTURE/UTILITIES DIVIDEND & INCOME FUND
                     FIRST TRUST/FIDAC MORTGAGE INCOME FUND
                     FIRST TRUST STRATEGIC HIGH INCOME FUND
                    FIRST TRUST STRATEGIC HIGH INCOME FUND II
                   FIRST TRUST STRATEGIC HIGH INCOME FUND III
                 FIRST TRUST/ABERDEEN EMERGING OPPORTUNITY FUND
         FIRST TRUST SPECIALTY FINANCE AND FINANCIAL OPPORTUNITIES FUND
                     FIRST TRUST ACTIVE DIVIDEND INCOME FUND
                     FIRST TRUST MUNICIPAL TARGET TERM TRUST
                 FIRST TRUST/STONECASTLE BANK SELECT INCOME FUND
                             FIRST TRUST INCOME FUND
              FIRST TRUST/CHARTWELL TOTAL RETURN EQUITY INCOME FUND
               FIRST TRUST/ABERDEEN GLOBAL CREDIT STRATEGIES FUND
                            FIRST TRUST ADVISORS L.P.
                           FIRST TRUST PORTFOLIOS L.P.

                               File No. 812-13161

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                              AMENDMENT NO. 5 TO AN
            APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE
                  INVESTMENT COMPANY ACT OF 1940 FOR EXEMPTIONS
             FROM SECTION 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER

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Please direct all communications, notices and orders to:
Eric F. Fess
Suzanne M. Russell
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois  60603
(312) 845-3446
(312) 701-2361 (fax)

            1 of 42 sequentially numbered pages (including exhibits)


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                                TABLE OF CONTENTS

                                                                           PAGE

I.   DESCRIPTION OF APPLICANTS...............................................5

       A.    Organization and Capital Structure..............................5
       B.    Investment Objectives of the Funds..............................9
       C.    The Investment Adviser.........................................13
       D.    First Trust Portfolios.........................................14

II.    RELIEF REQUESTED.....................................................14


III.   REPRESENTATIONS OF THE APPLICANTS....................................15


IV.    JUSTIFICATION FOR THE REQUESTED RELIEF...............................17

       1. Receipt of the Order would serve shareholder interests............18
       2. Each Fund's shareholders would receive information
          sufficient to clearly inform them of the nature of
          the distributions they are receiving..............................18
       3. Under certain circumstances, Rule 19b-1 gives
          rise to improper influence on portfolio management
          decisions, with no offsetting benefit to shareholders.............19
       4. Other concerns leading to adoption of Rule 19b-1
          are not applicable................................................20
       5. Further limitations of Rule 19b-1.................................21
       6. General...........................................................23

V.     APPLICANTS' CONDITIONS...............................................24

VI.    APPLICABLE PRECEDENT.................................................33

VII.   PROCEDURAL COMPLIANCE................................................33

VIII.  CONCLUSION...........................................................37


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                            UNITED STATES OF AMERICA
                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION

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In the Matter of                                         AMENDMENT NO. 5 TO AN
                                                         APPLICATION PURSUANT
FIRST TRUST/ABERDEEN GLOBAL OPPORTUNITY                  TO SECTION 6(c) OF THE
   INCOME FUND                                           INVESTMENT COMPANY ACT
FIRST TRUST ENHANCED EQUITY INCOME FUND                  OF 1940 (THE "ACT") FOR
FIRST TRUST/FOUR CORNERS SENIOR FLOATING RATE            AN ORDER OF EXEMPTION
   INCOME FUND                                           FROM SECTION 19(b) OF
FIRST TRUST/FOUR CORNERS SENIOR FLOATING RATE            THE ACT AND RULE 19b-1
   INCOME FUND II                                        THEREUNDER
MACQUARIE/FIRST TRUST GLOBAL INFRASTRUCTURE/
   UTILITIES DIVIDEND & INCOME FUND
FIRST TRUST/FIDAC MORTGAGE INCOME FUND
FIRST TRUST STRATEGIC HIGH INCOME FUND
FIRST TRUST STRATEGIC HIGH INCOME FUND II
FIRST TRUST STRATEGIC HIGH INCOME FUND III
FIRST TRUST/ABERDEEN EMERGING OPPORTUNITY FUND
FIRST TRUST SPECIALTY FINANCE AND FINANCIAL
   OPPORTUNITIES FUND
FIRST TRUST ACTIVE DIVIDEND INCOME FUND
FIRST TRUST MUNICIPAL TARGET TERM TRUST
FIRST TRUST/STONECASTLE BANK SELECT INCOME FUND
FIRST TRUST INCOME FUND
FIRST TRUST/CHARTWELL TOTAL RETURN EQUITY
   INCOME FUND
FIRST TRUST/ABERDEEN GLOBAL CREDIT
   STRATEGIES FUND
FIRST TRUST ADVISORS L.P.
FIRST TRUST PORTFOLIOS L.P.


   FILE NO. 812-13161
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         First Trust/Aberdeen Global Opportunity Income Fund (the "FT/Aberdeen
Global Opportunity Fund"), First Trust Enhanced Equity Income Fund (formerly known as First Trust/Fiduciary Asset Management Covered Call Fund) (the "FT/Enhanced Equity Income Fund"), First Trust/Four Corners Senior Floating Rate


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Income Fund (the "FT/Four Corners Fund"), First Trust/Four Corners Senior
Floating Rate Income Fund II (the "FT/Four Corners Fund II"), Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund (the "Macquarie/FT Fund"), First Trust/FIDAC Mortgage Income Fund (the "FT/FIDAC Fund"), First Trust Strategic High Income Fund (the "FT/Strategic Fund"), First Trust Strategic High Income Fund II (the "FT/Strategic Fund II"), First Trust Strategic High Income Fund III (the "FT/Strategic Fund III"), First Trust/Aberdeen Emerging Opportunity Fund (the "FT/Aberdeen Emerging Opportunity Fund"), First Trust Specialty Finance and Financial Opportunities Fund (formerly known as the First Trust/Gallatin Specialty Finance and Financial Opportunities
Fund) (the "FT/Specialty Finance Fund"), First Trust Active Dividend Income Fund (the "FT/Active Dividend Fund"), First Trust Municipal Target Term Trust (the "FT/Municipal Fund"), First Trust/StoneCastle Bank Select Income Fund (the "FT/StoneCastle Fund"), First Trust Income Fund (the "FT/Income Fund"), First Trust/Chartwell Total Return Equity Income Fund (the "FT/Chartwell Fund") and First Trust/Aberdeen Global Credit Strategies Fund (the "FT/Aberdeen Global Credit Fund") (collectively, the "Current Funds"), First Trust Advisors L.P. ("First Trust" or the "Investment Adviser"), and First Trust Portfolios L.P. ("First Trust Portfolios") (the Current Funds, First Trust and First Trust Portfolios, collectively, the "Applicants"), hereby apply for an order (the "Order") of the Securities and Exchange Commission (the "Commission") pursuant to Section 6(c) of the Act providing each Current Fund and each existing or future closed-end investment company in the future that seeks to rely on the Order currently advised or to be advised in the future by the Investment Adviser (including any successor in interest)(1) or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Act) with the Investment Adviser an exemption from the provisions of Section 19(b) of

---------------

(1) A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

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the Act and Rule 19b-1 thereunder, as more fully set forth below.(2) The Current
Funds and such additional existing or future closed-end investment companies that may rely on the Order in the future are hereinafter collectively referred to as the "Funds" and separately as a "Fund."

I. DESCRIPTION OF APPLICANTS.

         A.       Organization and Capital Structure.

         Each of the Current Funds that relies on the Order is or will be, and each Fund that relies on the Order in the future will be, a closed-end management investment company registered under the Act. Each of the Current Funds is organized as a Massachusetts business trust. The Current Funds were organized on the following respective dates: FT/Aberdeen Global Opportunity Fund
- September 7, 2004, FT/Enhanced Equity Income Fund - May 20, 2004, FT/Four Corners Fund - May 13, 2003 (as a Delaware statutory trust) and reorganized on August 8, 2003 (as a Massachusetts business trust), FT/Four Corners Fund II - March 25, 2004, Macquarie/FT Fund - January 21, 2004, FT/FIDAC Fund - February 22, 2005, FT/Strategic Fund - April 15, 2005, FT/Strategic Fund II - January 17, 2006, FT/Strategic Fund III - November 14, 2006, FT/Aberdeen Emerging Opportunity Fund - May 16, 2006, FT/Specialty Finance Fund - March 20, 2007, FT/Active Dividend Fund - June 14, 2007, FT/Municipal Fund - January 22, 2009, FT/StoneCastle Fund -- February 20, 2008, FT/Income Fund -- September 7, 2006, FT/Chartwell Fund -- September 6, 2007 and FT/Aberdeen Global Credit Fund -- July 24, 2009. The common shares(3) of the FT/Four Corners Fund are listed on


----------------------

(2) All existing registered closed-end investment companies that currently intend to rely on the requested Order are named as Applicants. Any existing or future closed-end investment company that may rely on the Order in the future will comply with the terms and conditions of this amended application (this "Application").
(3) When used herein, the term "common shares" refers to common shares of beneficial interest and the term "preferred shares" refers to preferred shares of beneficial interest.


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the NYSE Amex (formerly known as the NYSE Alternext US and the American Stock
Exchange). The common shares of the FT/Aberdeen Global Opportunity Fund, FT/Enhanced Equity Income Fund, FT/Four Corners Fund II, Macquarie/FT Fund, FT/Aberdeen Emerging Opportunity Fund, FT/FIDAC Fund, FT/Strategic Fund, FT/Strategic Fund II, FT/Strategic Fund III, FT/Specialty Finance Fund and FT/Active Dividend Fund are listed on the New York Stock Exchange. It is currently contemplated that the common shares of the FT/Municipal Fund, the FT/StoneCastle Fund, the FT/Income Fund, the FT/Chartwell Fund and the FT/Aberdeen Global Credit Fund (when and if issued) and the common shares of the future Funds will be listed and traded on the New York Stock Exchange, the Nasdaq or another national securities exchange as defined in Section 2(a)(26) of the Act (each, an "Exchange").

         The FT/Aberdeen Global Opportunity Fund, the FT/Enhanced Equity Income Fund, the FT/Four Corners Fund, the FT/Four Corners Fund II, the FT/FIDAC Fund, the FT/Strategic Fund, the FT/Strategic Fund II, the FT/Strategic Fund III, the FT/Aberdeen Emerging Opportunity Fund, the FT/Active Dividend Fund, the FT/Municipal Fund and the FT/StoneCastle Fund are each organized as a diversified closed-end management investment company. The registration statement for the FT/Aberdeen Global Credit Fund filed with the Commission on July 31, 2009 states that it is a diversified closed-end management investment company. The Macquarie/FT Fund and the FT/Specialty Finance Fund are each organized as a non-diversified closed-end management investment company. The registration statements for the FT/Income Fund and the FT/Chartwell Fund, when and if filed with the Commission, will specify whether each such fund is a diversified or non-diversified closed-end management investment company.

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         As of July 31, 2009, the Current Funds with publicly offered common shares had issued and outstanding common shares with a par value of $.01 per share and total assets as set forth below:

         TABLE 1
-------------------------------------- --------------------- ------------------
                                             ISSUED AND
                                            OUTSTANDING        TOTAL ASSETS
                                           COMMON SHARES          AS OF
FUND                                    AS OF JULY 31, 2009   JULY 31, 2009
-------------------------------------- --------------------- ------------------
FT/Aberdeen Global Opportunity Fund            17,365,236        $358,704,992
-------------------------------------- --------------------- ------------------
FT/Enhanced Equity Income Fund                 19,973,164        $226,979,070
-------------------------------------- --------------------- ------------------
FT/Four Corners Fund                            4,924,349         $82,871,900
-------------------------------------- --------------------- ------------------
FT/Four Corners Fund II                        25,291,939        $435,074,231
-------------------------------------- --------------------- ------------------
Macquarie/FT Fund                               9,077,963        $149,589,164
-------------------------------------- --------------------- ------------------
FT/FIDAC Fund                                   4,048,993         $99,165,132
-------------------------------------- --------------------- ------------------
FT/Strategic Fund                               9,150,594         $26,956,417
-------------------------------------- --------------------- ------------------
FT/Strategic Fund II                            9,533,776         $43,616,342
-------------------------------------- --------------------- ------------------
FT/Strategic Fund III                           9,156,182         $34,622,100
-------------------------------------- --------------------- ------------------
FT/Aberdeen Emerging Opportunity Fund           5,669,926        $109,314,908
-------------------------------------- --------------------- ------------------
FT/Specialty Finance Fund                      14,231,333         $90,807,327
-------------------------------------- --------------------- ------------------
FT/Active Dividend Fund                         7,215,625         $72,198,777
-------------------------------------- --------------------- ------------------

         The FT/Four Corners Fund and FT/Four Corners Fund II have issued preferred shares.

         As of July 31, 2009, the FT/Four Corners Fund had issued and outstanding 67 preferred shares known as Money Market Cumulative Preferred Shares (the "MMP Shares"). The MMP Shares have a liquidation preference of $25,000 per share, plus accumulated unpaid dividends and a par value of $0.01 per share. Following the initial rate period, the FT/Four Corners Fund pays dividends based on a rate set at auction usually held every 28 days.

         The FT/Four Corners Fund II has issued preferred shares known as Auction Market Preferred Shares (hereinafter, the "AMPS"), Series A and B. AMPS have a liquidation preference of $25,000 per share, plus accumulated unpaid dividends and a par value of $0.01 per share. As of July 31, 2009, the FT/Four


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Corners Fund II had issued and outstanding 1,600 Series A AMPS and 1,600 Series
B AMPS. Following the initial rate period, the FT/Four Corners Fund II pays dividends on the AMPS Series A and B based on a rate set at auction, usually held every seven days for Series A and every 28 days for Series B.

         Generally, the rate set at auction for AMPS and MMP Shares will not be higher than the maximum rate set forth in the respective Fund's prospectus. MMP Shares and AMPS are not traded on an Exchange. Investors may purchase or sell the MMP Shares or AMPS at an auction with or through a broker-dealer that has entered into an agreement with the auction agent or with certain other broker-dealers. In addition, broker-dealers may maintain a secondary trading market for MMP Shares or AMPS outside of auctions, but are not obligated to do so and may discontinue this activity at any time.

         Except for the initial dividend period between the initial offering of shares and the first auction, the rate of dividend on MMP Shares or AMPS is not set and will not be set by the respective board of trustees (the "Board") of such Funds, but instead the rate will be established at auction as provided in the organizational documents of the applicable Fund (i.e., the statement establishing and fixing rights and preferences for the respective preferred shares or other organizational documents), subject to limited exceptions (such as the auction rate is subject to certain maximum and minimum rate requirements or in cases in which a Fund failed to deposit the requisite dividend amount, a default rate (or other specified rate) may apply).(4)

         While the Current Funds (other than FT/Four Corners Fund and FT/Four Corners Fund II) do not currently contemplate issuing any preferred shares, they

-----------------

(4) Subject to certain conditions that vary among the respective Funds (e.g., sufficient clearing bids existed in the most recent auction; any failures to pay the full amount of any dividend or redemption price will have been cured; the applicable rating agency determines the special dividend period will not adversely affect the rating on the preferred shares; and the lead broker-dealer designated by the respective Fund does not object), the Fund may designate a special rate period.


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could do so in the future.(5) In such cases, Applicants contemplate that the preferred shares of such Current Funds as well as future Funds will also pay dividends based on a rate set at auction (generally held every seven days or at such other intervals specified in the corporate organizational documents creating or establishing the rights and preferences of such preferred shares) or remarketings or with reference to an objective index. It is contemplated that such preferred shares also will not be listed on an Exchange.

         Similar to that described above for the MMP Shares and AMPS, if the dividends are set at auction, investors may be able to purchase or sell the preferred shares at an auction with or through a broker-dealer that has entered into an agreement with the auction agent and the respective Fund or with other broker-dealers. In addition to the auctions, broker-dealers may maintain a secondary market in any Fund's preferred shares outside of the auctions, but could discontinue this activity at any time. Except for the initial dividend period between the initial offering of shares and the first auction, the dividend rate on any preferred shares is not set and will not be set by the Board of the respective Fund, but instead the rate will be established at auction as provided in the organizational documents of the applicable Fund (i.e., the statement establishing and fixing rights and preferences for the respective preferred shares or other organizational documents), subject to limited exceptions (such as the auction rate is subject to certain maximum and minimum rate requirements or in cases in which a Fund fails to deposit the requisite dividend amount, a default rate (or other specified rate) may apply).

         B.       Investment Objectives of the Funds.

         The primary investment objective of the FT/Aberdeen Global Opportunity Fund is to seek a high level of current income. As a secondary objective, the FT/Aberdeen Global Opportunity Fund will seek capital appreciation. Under normal

-----------------------

(5) Moreover, it is possible that certain Funds may use alternative means of financial leverage (e.g., by issuing notes or commercial paper, or by incurring other indebtedness).

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market conditions, the FT/Aberdeen Global Opportunity Fund invests substantially all of its managed assets in a diversified portfolio of fixed-income securities, including government and corporate bonds, of U.S. and non-U.S. issuers.

         The investment objective of the FT/Enhanced Equity Income Fund is to provide a high level of current income and gains and, to a lesser extent, capital appreciation. The Fund seeks to achieve its investment objective by investing in a diversified portfolio of equity securities and writing (selling) call options.

         The primary investment objective of the FT/Four Corners Fund and FT/Four Corners Fund II is to seek a high level of current income. As a secondary objective, these Funds will attempt to preserve capital. The FT/Four Corners Fund and FT/Four Corners Fund II will pursue these objectives through investment in a portfolio of senior secured floating rate corporate loans.

         The investment objective of the Macquarie/FT Fund is to seek a high level of current return consisting of dividends, interest and other similar income while attempting to preserve capital. The Fund seeks to achieve its investment objective by investing in a portfolio of equity, debt, preferred or convertible securities and other instruments (for instance, other instruments could include Canadian income trusts and Australian stapled securities) issued by U.S. and non-U.S. issuers ("Infrastructure Issuers") that have as their primary focus (in terms of income and/or assets) the management, ownership and/or operation of infrastructure and utilities assets in a select group of countries.

         The Macquarie/FT Fund intends to invest the net proceeds from the issuance of its common shares primarily in equity securities and securities and instruments with equity characteristics issued by Infrastructure Issuers but may also invest in other securities and instruments issued by Infrastructure Issuers. The Macquarie/FT Fund also intends to invest the net proceeds raised from any leverage, such as preferred shares, commercial paper or notes and/or


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borrowings, in U.S. dollar-denominated senior secured floating-rate loans of
Infrastructure Issuers.

         The primary investment objective of the FT/FIDAC Fund is to provide a high level of current income. As a secondary objective, the Fund will seek preservation of capital. The Fund pursues its investment objectives by investing primarily in mortgage-backed securities that represent part ownership in a pool of either residential or commercial mortgage loans that, in the opinion of its sub-adviser, Fixed Income Discount Advisory Company ("FIDAC"), offer an attractive combination of credit quality, yield and maturity.

         The primary investment objective of the FT/Strategic Fund, FT/Strategic Fund II and FT/Strategic Fund III is to provide a high level of current income. As a secondary objective, these Funds seek capital growth. Currently, the FT/Strategic Fund pursues its investment objectives by investing at least 80% of its managed assets in a diversified portfolio of high income producing securities that its sub-adviser, Hyperion Brookfield Asset Management, Inc., believes offer attractive yield and capital appreciation potential;
however, the Board of the FT/Strategic Fund has approved a change in this non-fundamental investment policy so that, effective on or about September 1, 2009, it may invest up to 100% of its managed assets in below-investment grade debt securities. The FT/Strategic Fund II and the FT/Strategic Fund III may each invest up to 100% of their respective managed assets in below-investment grade debt securities.

         The investment objective of the FT/Aberdeen Emerging Opportunity Fund is to provide a high level of total return. The Fund seeks to achieve its investment objective by investing in a diversified portfolio of equity and fixed-income securities of issuers in emerging market countries.


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         The primary investment objective of the FT/Specialty Finance Fund is to seek a high level of current income. The Fund seeks attractive total return as a secondary objective. The FT/Specialty Finance Fund seeks to achieve its investment objectives by investing at least 80% of its managed assets in a diversified portfolio of securities of specialty finance and other financial companies that its sub-adviser, Confluence Investment Management LLC, believes offer attractive opportunities for income and capital appreciation.

         The primary investment objective of the FT/Active Dividend Fund is to seek a high level of current income. The Fund has a secondary objective of capital appreciation. The FT/Active Dividend Fund seeks to achieve its investment objectives by investing at least 80% of its managed assets in a diversified portfolio of dividend-paying multi-cap equity securities of both U.S. and non-U.S. issuers that its sub-adviser, Aviance Capital Management, LLC, believes offer the potential for attractive income and/or capital appreciation.

         It is currently anticipated, based on its registration statement filed with the Commission on January 23, 2009, that the investment objective of the FT/Municipal Fund will be to provide current income exempt from regular federal income tax. Moreover, it is expected that the FT/Municipal Fund will seek to achieve its objective by investing in a diversified portfolio of tax-exempt municipal securities that, in the opinion of its sub-adviser, Mariner Municipal Managers LLC, are undervalued.

         It is currently anticipated, based on its registration statement filed with the Commission on May 5, 2008, that the investment objective of the FT/StoneCastle Fund will be to seek current income. Moreover, it is expected that the FT/StoneCastle Fund will seek to achieve its investment objective by investing at least 80% of its managed assets in a diversified portfolio of: (i) fixed-income and equity securities issued by banks, thrifts, credit unions and non-bank finance companies, or holding companies thereof (collectively, "Banks") and (ii) asset-backed securities secured by, or payable from, pools of Bank


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securities, in each case that its sub-adviser, StoneCastle Advisors, LLC, believes offer attractive opportunities for current income.

         It is currently anticipated, based on its registration statement filed with the Commission on July 31, 2009, that the primary investment objective of the FT/Aberdeen Global Credit Fund will be to provide current income and that, as a secondary objective, it will seek capital appreciation. It is expected that the FT/Aberdeen Global Credit Fund will seek to achieve its investment objectives by investing at least 80% of its managed assets in a diversified portfolio of U.S. and foreign corporate fixed-income securities of varying maturities.

         The foregoing investment objectives and policies for the registered Current Funds may be modified from time to time. To date, the FT/Income Fund and the FT/Chartwell Fund have not filed a registration statement with the Commission; the investment objectives and policies of such Funds will be set forth in their respective registration statements when and if filed with the Commission.

         C.       The Investment Adviser.

         First Trust acts as investment adviser to the Current Funds, with responsibility for implementing each Current Fund's overall investment strategy. First Trust is a registered investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). As of July 31, 2009, First Trust served as investment adviser or portfolio supervisor to investment portfolios with approximately $22 billion in assets. First Trust is an Illinois limited partnership formed in 1991 with one limited partner, Grace Partners of DuPage L.P. ("Grace Partners"), and one general partner, The Charger Corporation. Grace Partners is a limited partnership with one general partner, The Charger Corporation, and a number of limited partners. Grace Partners' and The Charger Corporation's primary business is investment advisory and broker/dealer services through their interests. The Charger Corporation is an Illinois corporation controlled by the Robert Donald


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Van Kampen family. First Trust is controlled by Grace Partners and The Charger
Corporation.

         D.       First Trust Portfolios.

         First Trust Portfolios is a broker-dealer registered under the Securities Exchange Act of 1934 and an "affiliated person" of First Trust under
Section 2(a)(3) of the Act. First Trust Portfolios specializes in the underwriting, trading and distribution of unit investment trusts and other securities, and maintains a Web site that includes information on financial products offered and/or distributed by First Trust Portfolios and First Trust, including information about the Current Funds that have issued publicly offered shares. Neither the Investment Adviser nor the Current Funds have their own Web site; rather they use the Web site maintained by First Trust Portfolios.

II.      RELIEF REQUESTED.

         Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986 (the "Code"), more often than once every twelve months. Rule 19b-1 under the Act provides that no registered investment company which is a "regulated investment company" as defined in Section 851 of the Code shall make more than (i) one "capital gain dividend," as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental "clean-up" capital gain dividend pursuant to Section 855 of the Code, which amount may not exceed 10% of the total amount distributed for the year.


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         The Applicants believe that Rule 19b-1 should be interpreted to permit each Fund to make an unlimited number of distributions on its common and preferred shares (if any) so long as it makes the designation necessary under the Code and Rule 19b-1 to transform such distributions into "capital gain dividends" restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from such designation over more than the permissible number of distributions. However, in order to obtain certainty for the Funds' proposed distribution policies, in the absence of such an interpretation, Applicants hereby request an order pursuant to Section 6(c) of the Act (see below) granting an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder. The Order would permit each Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) as frequently as monthly in any one taxable year in respect of its common shares and as frequently as specified by or determined in accordance with the terms thereof in respect of its preferred shares (if any) that it has issued or may issue in the future.

III. REPRESENTATIONS OF THE APPLICANTS.

         Applicants make the following representations regarding the requested relief:

         Before any Fund implements a proposed distribution policy with respect to its common shares to make level, periodic distributions as described below in reliance on the Order, the Board of such Fund, including a majority of the trustees who are not "interested persons" of the respective Fund, as defined in
Section 2(a)(19) of the Act (each an "Independent Trustee") will approve the Fund's adoption of such policy. The Board will request, and the Investment Adviser will provide, such information as is reasonably necessary to an informed determination of whether the Fund should adopt the proposed distribution policy. In particular, the Board, including the Independent Trustees, will review information regarding the purpose and terms of the proposed distribution policy,


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the likely effects of such policy on the Fund's long-term total return (in relation to market price and net asset value per common share) and the relationship between the Fund's distribution rate on its common shares under the policy and the Fund's total return (in relation to net asset value per common share). The Independent Trustees will also consider what conflicts of interest the Investment Adviser and the affiliated persons of the Investment Adviser and the Fund might have with respect to the adoption or implementation of such policy. After considering such information, the Board, including the Independent Trustees, will approve the distribution policy with respect to the Fund's common shares (the "Plan"), provided that the Board, including the Independent Trustees, determines that the Plan is consistent with the Fund's investment objective(s) and in the best interests of the Fund's common shareholders.

         Applicants represent that the purpose of any Plan will be to permit a Fund to provide its common shareholders with level, periodic distributions. Under the Plan of a Fund, such Fund would distribute to its respective common shareholders a fixed percentage of the market price of such Fund's common shares at a particular point in time or a fixed percentage of net asset value per common share at a particular point in time or a fixed amount per common share, any of which may be adjusted from time to time. Under the Plan, the minimum annual distribution rate with respect to such Fund's common shares would be independent of the Fund's performance during any particular period but would be expected to correlate with the Fund's performance over time. Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Fund's performance for the entire calendar or taxable year and to enable the Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar or taxable year, each distribution on the common shares would be at the stated rate then in effect.


                                    16 of 42

         In conjunction with approving a Plan, the Fund's Board will also approve the Fund's adoption of compliance policies and procedures under Rule 38a-1 that:

                          (i) are reasonably designed to ensure that all notices
                  required to be sent to the Fund's shareholders pursuant to
                  Section 19(a) of the Act, Rule 19a-1 thereunder and condition 4 below (each, a "19(a) Notice") include the disclosure required by Rule 19a-1 and by condition 2(a) below, and that all other written communications by the Fund or its agents described in condition 3(a) below about the distributions under the Plan include the disclosure required by condition 3(a) below; and

                         (ii) require the Fund to keep records that demonstrate
                  its compliance with all of the conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

         The records of the actions of a Fund's Board will summarize the basis for its approval of the Plan for a Fund, including its consideration of the factors described above, and be contained in its respective meeting minutes. Such records will be maintained for a period of at least six years from the date of such meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

IV. JUSTIFICATION FOR THE REQUESTED RELIEF.

         Section 6(c) of the Act provides that the Commission may exempt any person or transaction from any provision of the Act or any rule under the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the


                                    17 of 42

Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act and in the best interests of the Current Funds and their respective shareholders.

         1.       Receipt of the Order would serve shareholder interests.

         Applicants believe that the shareholders of the Current Funds are or will be, as applicable, generally conservative, dividend- and income-sensitive investors who desire current income periodically and may favor a fixed distribution policy. An exemption from Rule 19b-1 would benefit shareholders in another way. Common shares of closed-end funds, including common shares of the Current Funds with publicly offered common shares, often trade in the marketplace at a discount to their net asset value. In the view of the Applicants, this discount may be reduced if the Funds are permitted to pay relatively frequent dividends on their common shares at a consistent rate, whether or not those dividends contain an element of capital gain. Such a reduction in discount would benefit the Funds' common shareholders along with the Funds.

         2. Each Fund's shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.

         One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.(6) However, Rule 19a-1 under the Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital

------------------------

(6) See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969);
         H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970).


                                    18 of 42
gains and/or return of capital). The Current Funds' annual reports to shareholders include related information. Moreover, IRS Form 1099-DIV, which is sent to each common and preferred shareholder who received distributions during a particular year (including shareholders who have sold shares during the year), instructs shareholders regarding how to report the distributions for federal income tax purposes.

         In addition, each of the Current Funds that relies on the requested Order will make the additional disclosures required by the conditions set forth in Part V below, and each of them will adopt compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required notices and disclosures are sent to shareholders.

         Rule 19a-1, the Plans and the compliance policies ensure that each Fund's shareholders would be provided sufficient information to understand that their periodic distributions are not tied to the Fund's net investment income (which for this purpose is the Fund's taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Accordingly, continuing to subject the Funds to Section 19(b) and Rule 19b-1 would afford shareholders no extra protection. In addition, the Funds will undertake to request intermediaries to forward 19(a) Notices to their customers and, upon request, will reimburse such intermediaries for the costs of forwarding. Such forwarding may occur in any manner permitted by statute, rule, order or the staff.

         3. Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders.

         Rule 19b-1, when applied to a Plan, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions. Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so. In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes


                                    19 of 42
pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.

         No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1. There is no reason or logic in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund's shareholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates and being required to pay income tax on the amount of such income). The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

         The Order requested by the Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

         4. Other concerns leading to adoption of Rule 19b-1 are not applicable.

         Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the


                                    20 of 42
practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend ("selling the dividend"), where the dividend would result in an immediate corresponding reduction in net asset value and would be in effect a taxable return of the investor's capital. Applicants submit that this concern should not apply to closed-end investment companies, such as the Funds, which do not continuously distribute shares. Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

         The Applicants also submit that the "selling the dividend" concern is not applicable to preferred shares, which entitle a holder to no more than a specified periodic dividend and, like debt securities, are initially sold at a price based upon their liquidation preference, credit quality and frequency of payment. Investors buy preferred shares for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred shares would be contrary to the expectation of investors. There is also currently a tax rule that provides that any loss attributable to a long-term capital gain dividend realized within six months of the acquisition of such shares must be treated as a long-term capital loss to avoid the selling of dividends.

         5.       Further limitations of Rule 19b-1.

         Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental "clean-up" distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend


                                    21 of 42
made in whole or in part to avoid the excise tax under Section 4982 of the Code.

         Applicants assert that by limiting the number of capital gain dividends that a fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that fund's realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the Rule. Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital(7) (to the extent net investment income and realized short-term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise would be available. To distribute all of a fund's long-term capital gains within the limits in Rule 19b-1, a fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. Applicants believe that the application of Rule 19b-1 to a fund's periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

         Revenue Ruling 89-81 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common stock and preferred stock outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred stock dividends. Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains


-----------------------

(7) These would be returns of capital for financial accounting purposes and not for tax accounting purposes.


                                    22 of 42
distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.

         The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred shares issued by a closed-end fund. Such distributions are fixed, determined in periodic auctions or remarketings by reference to short-term interest rates, or are otherwise determined by means other than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains.

         Applicants also submit that the "selling the dividend" concern is not applicable to preferred shares, which entitle a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like debt securities, are priced based upon their liquidation value, credit quality, and frequency of payment. Investors buy preferred shares for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

         The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.

         6.       General.

         The relief requested is that the Commission permit the Funds to make periodic distributions in respect of their common shares consisting in whole or in part of capital gain dividends as frequently as monthly in any one taxable year and in respect of their preferred shares, if any, consisting in whole or in part of capital gain dividends as frequently as specified by or determined in accordance with the terms thereof. Granting this relief would provide the Funds with flexibility in meeting investor interest in receiving more frequent distributions. By reducing the amount of individual periodic distributions even further, implementation of the additional relief would actually ameliorate the


                                    23 of 42
concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the "selling of dividends" problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

         The potential issues under Rule 19b-1 are basically not relevant to distributions on preferred shares. Not only are such distributions fixed, determined in periodic auctions or remarketings by reference to short-term interest rates, or otherwise determined by means other than by reference to performance of the issuer, but also the long-term capital gain component is mandated by the Internal Revenue Service to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common shares and consequently the long-term gain component cannot even be known until the last dividend of the year. In these circumstances it would be very difficult for any of the potential abuses reflected in Rule 19b-1's restrictions to occur.

         In summary, Rule 19b-1 in the circumstances referred to above distorts the effective and proper functioning of the Funds' distributions and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid. These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of shareholders.

V.       APPLICANTS' CONDITIONS.

         Applicants agree that, with respect to each Fund seeking to rely on the Order, the Order will be subject to the following conditions:

          1.    Compliance Review and Reporting

         The Fund's chief compliance officer will: (a) report to the Fund's Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Investment Adviser have complied with the conditions to the Order, and (ii) a material compliance matter, as defined in Rule 38a-1(e)(2) under the Act, has occurred


                                    24 of 42
with respect to compliance with such conditions; and (b) review the adequacy of the policies and procedures adopted by the Fund no less frequently than annually.

          2.    Disclosures to Fund Shareholders

                  (a) Each 19(a) Notice to the holders of the Fund's common shares, in addition to the information required by Section 19(a) and Rule 19a-1:

                          (i) will provide, in a tabular or graphical format:

                                 (1) the amount of the distribution, on a per
                           common share basis, together with the amounts of such distribution amount, on a per common share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

                                 (2) the fiscal year-to-date cumulative amount
                           of distributions, on a per common share basis, together with the amounts of such cumulative amount, on a per common share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

                                 (3) the average annual total return in relation
                           to the change in net asset value per common share ("NAV") for the 5-year period (or, if the Fund's history of operations is less than five years, the time period commencing immediately following the


                                    25 of 42

                           Fund's first public offering) ending on the last day of the month prior to the most recent distribution record date compared to the current fiscal period's annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

                                 (4) the cumulative total return in relation to
                           the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to- date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

                  Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

                         (ii) will include the following disclosure:

                                 (1) "You should not draw any conclusions about
                           the Fund's investment performance from the amount of this distribution or from the terms of the Fund's Plan.";

                                 (2) "The Fund estimates that it has distributed
                           more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the


                                    26 of 42

                           Fund's investment performance and should not be confused with 'yield' or 'income'.";(8) and

                                (3) "The amounts and sources of distributions
                            reported in this Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for [accounting and] tax reporting purposes will depend upon the Fund's investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes."

                  Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution.

                  (b) On the inside front cover of each report to shareholders under Rule 30e-1 under the Act, the Fund will:

                          (i) describe the terms of the Plan (including the
                  fixed amount or fixed percentage of the distributions and the frequency of the distributions);

                         (ii) include the disclosure required by condition
                  2(a)(ii)(1) above;


---------------------

(8) The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.


                                    27 of 42

                        (iii) state, if applicable, that the Plan provides that
                  the Board may amend or terminate the Plan at any time without prior notice to Fund shareholders; and

                         (iv) describe any reasonably foreseeable circumstances
                  that might cause the Fund to terminate the Plan and any reasonably foreseeable consequences of such termination.

                  (c) Each report provided to shareholders under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act will provide the Fund's total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund's total return.

          3. Disclosure to Common Shareholders, Prospective Common Shareholders and Third Parties

                  (a) The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a Form 1099) about the Plan or distributions under the Plan by the Fund, or agents that the Fund has authorized to make such communication on the Fund's behalf, to any Fund common shareholder, prospective common shareholder or third-party information provider;

                  (b) The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and


                                    28 of 42

                  (c) The Fund will post prominently a statement on the Web site maintained by First Trust Portfolios, an affiliated person of the Fund's Investment Adviser,(9) containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and will maintain such information on such Web site for at least 24 months.

          4.    Delivery of 19(a) Notices to Beneficial Owners

         If a broker, dealer, bank or other person ("financial intermediary") holds common shares issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund's shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary's sending of the 19(a) Notice to each beneficial owner of the Fund's shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

------------------

(9) Neither the Fund nor its Investment Adviser has its own Web site. However, First Trust Portfolios, a broker-dealer registered under the Securities Exchange Act of 1934 and an affiliated person of the Fund's Investment Adviser, maintains a Web site which is used by First Trust Portfolios, the Fund and the Fund's Investment Adviser.


                                    29 of 42

          5. Additional Board Determinations for Funds Whose Common Shares Trade at a Premium

         If:

                  (a) The Fund's common shares have traded on the exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund's common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

                  (b) The Fund's annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund's average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

                  then:

                          (i) At the earlier of the next regularly scheduled
                  meeting or within four months of the last day of such 12-week rolling period, the Board, including a majority of the Independent Trustees:

                                 (1) will request and evaluate, and the Fund's
                           Investment Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Plan should be continued or continued after amendment;


                                    30 of 42

                                 (2) will determine whether continuation, or
                           continuation after amendment, of the Plan is consistent with the Fund's investment objective(s) and policies and in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(1) above, including, without limitation:

                                         (a) whether the Plan is accomplishing
                                   its purpose(s);

                                         (b) the reasonably foreseeable material
                                   effects of the Plan on the Fund's long-term total return in relation to the market price and NAV of the Fund's common shares; and

                                         (c) the Fund's current distribution
                                   rate, as described in condition 5(b) above, compared with the Fund's average annual total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

                                 (3) based upon that determination, will approve
                           or disapprove the continuation, or continuation after amendment, of the Plan; and

                         (ii) The Board will record the information considered
                  by it and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Plan in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.


                                    31 of 42

          6.    Public Offerings

         The Fund will not make a public offering of the Fund's common shares other than:

                  (a) a rights offering below NAV to holders of the Fund's common shares;

                  (b) an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin off or reorganization of the Fund; or

                  (c) an offering other than an offering described in conditions 6(a) and 6(b) above, unless, with respect to such other offering:

                          (i) the Fund's average annual distribution rate for
                  the six months ending on the last day of the month ended immediately prior to the most recent distribution record date,(10) expressed as a percentage of NAV per share as of such date, is no more than 1 percentage point greater than the Fund's average annual total return for the 5-year period ending on such date;(11) and

                         (ii) the transmittal letter accompanying any
                  registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common shares as frequently as twelve times each year, and as frequently as distributions are specified by or determined in

---------------------

(10) If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund's first public offering.

(11) If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund's first public offering.


                                    32 of 42
                  accordance with the terms of any outstanding preferred shares that such Fund may issue.

          7.    Amendments to Rule 19b-1

         The requested relief will expire on the effective date of any amendment to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common shares as frequently as twelve times each year.

VI.      APPLICABLE PRECEDENT.

         The Commission has recently granted relief substantially the same as that sought here.(12)

VII. PROCEDURAL COMPLIANCE.

         At a meeting held on December 13, 2004, the Board of the FT/Aberdeen Global Opportunity Fund, the FT/Enhanced Equity Income Fund, the FT/Four Corners Fund, the FT/Four Corners Fund II and the Macquarie/FT Fund each adopted, in relevant part, the following resolutions authorizing the execution and filing of this Application.

                           Resolved, that the officers of the Funds be, and each
                  hereby is, authorized to prepare, execute and submit to the Securities and Exchange Commission, on behalf of the Funds and in their name, an application or applications seeking exemptive relief from the provisions of Section 19(b) of the Investment Company Act of 1940 (the "1940 Act") and related rules under the 1940 Act to permit the Funds to distribute

----------------------

(12) See In the Matter of ING Clarion Real Estate Income Fund, et al., Investment Company Act Release Nos. 28329 (July 8, 2008)(notice) and 28352 (August 5, 2008)(order); In the Matter of The Mexico Fund, Inc., et al., Investment Company Act Release Nos. 28332 (July 17,
         2008)(notice) and 28357 (August 12, 2008)(order); In the Matter of Cohen & Steers Advantage Income Realty Fund, Inc., et al., Investment Company Act Release Nos. 28341 (July 24, 2008)(notice) and 28358 (August 19, 2008)(order); and In the Matter of DNP Select Income Fund Inc., et al., Investment Company Act Release Nos. 28348 (July 31,
         2008)(notice) and 28368 (August 26, 2008)(order). Prior to the granting of the foregoing relief, the Commission granted relief substantially the same as that sought here on several occasions. However, the conditions of such orders were substantially different and, accordingly, Applicants do not cite any of such prior relief.


                                    33 of 42
                  capital gains more often than once each twelve month period; and it is further

                           Resolved, that the officers of the Funds be, and each
                  hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of the Funds such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to such application, his or her authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such documents; and it is further

                           Resolved, that upon issuance of an Order of Exemption
                  by the Securities and Exchange Commission in accordance with the terms and conditions of the above-described application, the Funds are authorized to act in accordance with the provisions of the Order of Exemption.

         At the respective organizational meeting of the FT/FIDAC Fund, the FT/Strategic Fund, the FT/Strategic Fund II, the FT/Strategic Fund III, the FT/Aberdeen Emerging Opportunity Fund, the FT/Specialty Finance Fund, the FT/Active Dividend Fund, the FT/Municipal Fund, the FT/StoneCastle Fund, the FT/Income Fund and the FT/Chartwell Fund, the Board of each such Fund adopted, in relevant part, resolutions substantially identical to the following authorizing the execution and filing of this Application:

                           Whereas, the Boards of Trustees of other closed-end
                  funds advised by First Trust Advisors L.P. have previously authorized the preparation, execution and filing with the Securities and Exchange Commission, on behalf of such funds, of an application or applications seeking exemptive relief from the provisions of Section 19(b) of the Investment Company Act of 1940 (the "1940 Act") and related rules under the 1940 Act to permit such funds to distribute capital gains more often than once each twelve month period (the "Exemptive Application"); and

                           Whereas, the Board of Trustees of the Fund has
                  determined that it is beneficial for the Fund to receive similar exemptive relief as that sought in the Exemptive Application.


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                           Now Therefore Be It Resolved, that the officers of
                  the Fund be, and each hereby is authorized to take such action as is necessary to add the Fund as an applicant to the Exemptive Application; and

                           Further Resolved, that the officers of the Fund be,
                  and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of the Fund such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution and in furtherance of obtaining the exemptive relief requested in the Exemptive Application, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to such application, his or her authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such documents; and

                           Further Resolved, that upon issuance of an Order of
                  Exemption by the Securities and Exchange Commission in accordance with the terms and conditions of the above-described application, the Fund is authorized to act in accordance with the provisions of the Order of Exemption.

         On August 3, 2009, James A. Bowen, the sole initial Trustee of the FT/Aberdeen Global Credit Fund, consented to and approved the adoption of the following resolutions and the taking of the actions provided therein authorizing the execution and filing of this Application as if said resolutions and actions had been approved and adopted at a meeting duly called and held:

                           Whereas, the Boards of Trustees of other closed-end
                  funds advised by First Trust Advisors L.P. have previously authorized the preparation, execution and filing with the Securities and Exchange Commission, on behalf of such funds, of an application or applications seeking exemptive relief from the provisions of Section 19(b) of the Investment Company Act of 1940 (the "1940 Act") and related rules under the 1940 Act to permit such funds to distribute capital gains more often than once each twelve month period (the "Exemptive Application"); and

                           Whereas, the sole initial Trustee of the Fund has
                  determined that it is beneficial for the Fund to receive similar exemptive relief as that sought in the Exemptive Application;


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


                           Now Therefore Be It Resolved, that James A. Bowen and
                  any other officer of the Fund be, and each hereby is authorized to take such action as is necessary to add the Fund as an applicant to the Exemptive Application; and

                           Further Resolved, that James A. Bowen and any other
                  officer of the Fund be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of the Fund such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution and in furtherance of obtaining the exemptive relief requested in the Exemptive Application, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to such application, his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such documents; and

                           Further Resolved, that upon issuance of an Order of
                  Exemption by the Securities and Exchange Commission in accordance with the terms and conditions of the above-described application, the Fund is authorized to act in accordance with the provisions of the Order of Exemption.

         Pursuant to Rule 0-2(c) under the Act, each Applicant hereby states that the person signing and filing this Application on its behalf is fully authorized to do so, and that such Applicant has complied with all requirements for the execution and filing of this Application in its name and on its behalf. Further, each Applicant that is a Current Fund hereby states that under the provisions of the Declaration of Trust of such Applicant, responsibility for the management of the affairs of such Applicant is vested in its Board.

         These verifications required by Rule 0-2(d) are attached to this Application as Exhibit A. Pursuant to Rule 0-2(f) under the Act, the Applicants further state that:


         1. The address of each of the Applicants, is as follows:

                  120 E. Liberty Drive
                  Suite 400
                  Wheaton, Illinois  60187


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


         2. Any questions regarding this Application should be directed to:

                  Suzanne M. Russell
                  Chapman and Cutler LLP
                  111 West Monroe Street
                  Chicago, Illinois  60603
                  (312) 845-3446
                  (312) 701-2361 (fax)

VIII. CONCLUSION.

         On the basis of the foregoing, the Applicants respectfully request that the Commission enter an order pursuant to Section 6(c) of the Act exempting the Funds from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund to make distributions on its common shares consisting in whole or in part of capital gain dividends as frequently as once per month so long as it complies with the conditions of the Order and maintains in effect a distribution policy with respect to its common shares calling for periodic distributions of an amount equal to a fixed amount per share, a fixed percentage of market price per share or a fixed percentage of such Fund's net asset value per share. In addition, each Fund requests that the Order permit each Fund to make distributions on its preferred shares (if any) that it has issued or may issue in the future consisting in whole or in part of capital gain dividends as frequently as specified by or determined in accordance with the terms thereof.

                        *       *       *       *       *


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                         FIRST TRUST/ABERDEEN GLOBAL OPPORTUNITY
                            INCOME FUND
                         FIRST TRUST ENHANCED EQUITY INCOME FUND
                         FIRST TRUST/FOUR CORNERS SENIOR FLOATING RATE
                            INCOME FUND
                         FIRST TRUST/FOUR CORNERS SENIOR FLOATING RATE
                            INCOME FUND II
                         MACQUARIE/FIRST TRUST GLOBAL INFRASTRUCTURE/
                            UTILITIES DIVIDEND & INCOME FUND
                         FIRST TRUST/FIDAC MORTGAGE INCOME FUND
                         FIRST TRUST STRATEGIC HIGH INCOME FUND
                         FIRST TRUST STRATEGIC HIGH INCOME FUND II
                         FIRST TRUST STRATEGIC HIGH INCOME FUND III
                         FIRST TRUST/ABERDEEN EMERGING OPPORTUNITY FUND
                         FIRST TRUST SPECIALTY FINANCE AND FINANCIAL
                            OPPORTUNITIES FUND
                         FIRST TRUST ACTIVE DIVIDEND INCOME FUND
                         FIRST TRUST MUNICIPAL TARGET TERM TRUST
                         FIRST TRUST/STONECASTLE BANK SELECT INCOME FUND
                         FIRST TRUST INCOME FUND
                         FIRST TRUST/CHARTWELL TOTAL RETURN EQUITY INCOME FUND


                         By   /s/  James A. Bowen
                              ------------------------------------
                                  James A. Bowen
                                  President



                         FIRST TRUST/ABERDEEN GLOBAL CREDIT STRATEGIES FUND


                         By   /s/  James A. Bowen
                              ------------------------------------
                                  James A. Bowen
                                  Sole Initial Trustee


                         FIRST TRUST ADVISORS L.P.


                         By   /s/  James A. Bowen
                              ------------------------------------
                                  James A. Bowen
                                  President


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


                         FIRST TRUST PORTFOLIOS L.P.


                         By   /s/  James A. Bowen
                              ------------------------------------
                                  James A. Bowen
                                  President


Dated August 11, 2009


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


                                    EXHIBIT A

                                  VERIFICATION



     The undersigned states that he has duly executed the attached Application for and on behalf of each of the Current Funds listed below (the "Current Funds"); that he is the President or sole initial Trustee, as applicable, of each of the Current Funds; and that all actions by stockholders, trustees, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

                         FIRST TRUST/ABERDEEN GLOBAL OPPORTUNITY
                            INCOME FUND
                         FIRST TRUST ENHANCED EQUITY INCOME FUND
                         FIRST TRUST/FOUR CORNERS SENIOR FLOATING RATE
                            INCOME FUND
                         FIRST TRUST/FOUR CORNERS SENIOR FLOATING RATE
                            INCOME FUND II
                         MACQUARIE/FIRST TRUST GLOBAL INFRASTRUCTURE/
                            UTILITIES DIVIDEND & INCOME FUND
                         FIRST TRUST/FIDAC MORTGAGE INCOME FUND
                         FIRST TRUST STRATEGIC HIGH INCOME FUND
                         FIRST TRUST STRATEGIC HIGH INCOME FUND II
                         FIRST TRUST STRATEGIC HIGH INCOME FUND III
                         FIRST TRUST/ABERDEEN EMERGING OPPORTUNITY FUND
                         FIRST TRUST SPECIALTY FINANCE AND FINANCIAL
                            OPPORTUNITIES FUND
                         FIRST TRUST ACTIVE DIVIDEND INCOME FUND
                         FIRST TRUST MUNICIPAL TARGET TERM TRUST
                         FIRST TRUST/STONECASTLE BANK SELECT INCOME FUND
                         FIRST TRUST INCOME FUND
                         FIRST TRUST/CHARTWELL TOTAL RETURN EQUITY INCOME FUND



                         By   /s/  James A. Bowen
                              ------------------------------------
                                  James A. Bowen
                                  President



                         FIRST TRUST/ABERDEEN GLOBAL CREDIT STRATEGIES FUND


                         By   /s/  James A. Bowen
                              ------------------------------------
                                  James A. Bowen
                                  Sole Initial Trustee


                                    40 of 42

                                    EXHIBIT A

                                  VERIFICATION


     The undersigned states that he has duly executed the attached Application for and on behalf of First Trust Advisors L.P. ("First Trust"); that he is the President of First Trust; and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.


                         FIRST TRUST ADVISORS L.P.


                         By   /s/  James A. Bowen
                              ------------------------------------
                                  James A. Bowen
                                  President


                                    41 of 42

                                    EXHIBIT A

                                  VERIFICATION


     The undersigned states that he has duly executed the attached Application for and on behalf of First Trust Portfolios L.P. ("First Trust Portfolios"); that he is the President of First Trust Portfolios; and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.


                         FIRST TRUST PORTFOLIOS L.P.


                         By   /s/  James A. Bowen
                              ------------------------------------
                                  James A. Bowen
                                  President


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